August 5, 2013

VIA EDGAR AND EMAIL

Ms. Cicely LaMothe

Mr. Peter McPhun
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             MFA Financial, Inc.
Form 10-K for the year ended December 31, 2012
Filed March 6, 2013
File No. 001-13991

Dear Ms. LaMothe:

On behalf of MFA Financial, Inc. (the “Company”), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated July 23, 2013 (the “July 23 Letter”), with respect to the Company’s Form 10-K for the year ended December 31, 2012 (the “Form 10-K”) and with respect to the Company’s Form 10-Q for the quarterly period ended March 31, 2013 (the “Form 10-Q”).  The responses to the Staff’s comments are set out in the order in which the comments were set out in the July 23 Letter and are numbered accordingly.

Form 10-K for the fiscal year ended December 31, 2012

Notes to the Consolidated Financial Statements, page 77

Note 3 — MBS, page 85

1.              Reference is made to your discussion of unrealized losses on MBS and impairments. In future periodic filings, please provide more detailed information that allows financial statement users to understand the specific factors considered for the relevant periods when assessing whether your investments are not other than temporarily impaired per ASC 320-10-50-6(b).

In response to the Staff’s comment, in future periodic filings we will provide more detailed information that allows users to understand the specific factors considered for the relevant periods when assessing whether our investments are not other than temporarily impacted per ASC 320-10-50-6(b).  We will incorporate such information into the narrative discussion included in the footnote.  We propose to disclose this information substantially in the format presented below, starting with our interim financial statements filed on Form 10-Q for the second fiscal quarter of 2013, (changes to the discussion included in the relevant footnote in the Form 10-K are black lined):

At June 30, 2013, the Company did not intend to sell any of its MBS that were in an unrealized loss position, and it is “more likely than not” that the Company will not be required to sell these MBS before recovery of their amortized cost basis, which may be at their maturity.  With respect to Non-Agency MBS held by consolidated VIEs, the ability of any entity to cause the sale by the VIE prior to the maturity of these Non-Agency MBS is either specifically precluded, or is limited to specified events of default, none of which have occurred to date.

Gross unrealized losses on the Company’s Agency MBS were $80.9 million at June 30, 2013.  Agency MBS are issued by Government Sponsored Entities (GSEs) that enjoy either the implicit or explicit backing of the full faith and credit of the United States Government.  While the Company’s Agency MBS are not rated by any rating agency, they are currently perceived by market participants to be of high credit quality, with risk of default limited to the unlikely event that the United States Government would not continue to support the GSEs.  Given the credit quality inherent in Agency MBS, the Company does not consider any of the current impairments on its Agency MBS to be credit related.  In assessing whether it is more likely than not that it will be required to sell any impaired security before its anticipated recovery, which may be at their maturity, the Company considers for each impaired security, the significance of each investment, the amount of impairment, the projected future performance of such impaired securities, as well as the Company’s current and anticipated leverage capacity and liquidity position.  Based on these analyses, the Company determined that at June 30, 2013 any unrealized losses on its Agency MBS were temporary.

Unrealized losses on the Company’s Non-Agency MBS (including Non-Agency MBS transferred to consolidated VIEs) were $8.4 million at June 30, 2013.  Based upon the most recent evaluation, the Company does not consider these unrealized losses to be indicative of OTTI and does not believe that these unrealized losses are credit related, but are rather due to non-credit related factors.  The Company has reviewed its Non-Agency MBS that are in an unrealized loss position to identify those securities with losses that are other-than-temporary based on an assessment of changes in expected cash flows for such MBS, which considers recent bond performance and expected future performance of the underlying collateral.

The Company did not recognize any credit-related OTTI losses through earnings during the three and six months ended June 30, 2013.  The Company recognized credit-related OTTI losses through earnings of approximately $280,000 and $1.2 million on Non-Agency MBS during the three and six months ended June 30, 2012.

Non-Agency MBS on which OTTI is recognized have experienced, or are expected to experience, credit-related adverse cash flow changes.  The Company’s estimate of cash flows for its Non-Agency MBS is based on its review of the underlying mortgage loans securing these MBS.  The Company considers information available about the structure of the securitization, including structural credit enhancement, if any, and the past and expected future performance of underlying mortgage loans, including timing of expected future cash flows, prepayment rates, default rates, loss severities, delinquency rates, percentage of non-performing loans, FICO scores at loan origination, year of origination, loan-to-value ratios, geographic concentrations, as well as Rating Agency reports, general market assessments, and dialogue with market participants.  Changes in the Company’s evaluation of each of these factors impacts the cash flows expected to be collected at the OTTI assessment date. For Non-Agency MBS purchased at a discount to par that were assessed for OTTI during the quarter, such cash flow estimates indicated that the amount of expected losses decreased compared to the previous OTTI assessment date.  These positive cash flow changes are primarily driven by recent improvements in loan-to-value ratios due to loan amortization and home price appreciation, which, in turn, positively impacts the Company’s estimates of default rates and loss severities for the underlying collateral.  In addition, voluntary prepayments (i.e. loans that prepay in full with no loss) have generally trended higher for these MBS which also positively impacts the Company’s estimate of expected loss.  Overall, the combination of higher voluntary prepayments and lower loan-to-value ratios supports the Company’s assessment that such MBS are not other-than-temporarily impaired. Significant judgment is used in both the Company’s analysis of the expected cash flows for its Non-Agency MBS and any determination of the credit component of OTTI.

Item 9A.Controls and Procedures, page 115

(a) Evaluation of Disclosure Controls and Procedures, page 115

2.              We note your disclosure of a material weakness in internal control for your process to calculate taxable income for certain MBS within your portfolio. We also note that you consequently declared a special cash dividend to distribute previously undistributed REIT taxable income for 2010 and 2011. What consideration was given to including a risk factor regarding whether there is any uncertainty that the steps taken are sufficient to avoid affecting your status as a REIT.

In response to the Staff’s comment, the Company notes that, as a general matter, management, in consultation with outside counsel, regularly reviews the adequacy and appropriateness of the “Item 1A” risk factors in connection with the preparation of its periodic filings and, to the extent necessary or appropriate, updates or otherwise modifies previously disclosed risks, provides information on additional risks or deletes information on matters that the Company no longer considers to be a material risk.

With the above in mind, the Company evaluated a variety of risks, including risks relating to its REIT status, arising from its identification of the material weakness in its internal control over financial reporting with respect to the process for determining REIT taxable income and reconciling GAAP income to taxable income.  Among other things, the Company, in consultation with outside legal and tax advisors, reviewed applicable law and regulation to determine whether the declaration and payment of deficiency dividends and the payment of associated excise tax and interest were sufficient to remedy the risk to the Company’s REIT status arising from the underdistribution of REIT taxable income for prior years.

In addition, as part of its evaluation of risks arising from the identification of the material weakness, the Company, in consultation with outside legal and tax advisors, undertook a review of the Item 1A risk factors.  Following such review, the Company modified certain previously disclosed risk factors set forth under the caption “Risks Related to Our Taxation as a REIT and the Taxation of Our Assets” (including the risk factor captioned “Our qualification as a REIT”) and inserted a new risk factor regarding the identification of the material weakness, which was grouped with the risks under the caption “Risks Associated with our Regulatory Environment and Internal Control over Financial Reporting.”

Form 10-Q for the Quarterly Period Ended March 31, 2013

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recent Market Conditions and Our Strategy, page 40

3.              We note over the last nine months that you have released $169.6 million of your credit reserve. In future filings, please expand your discussion to quantify the anticipated impact to prospective results from releasing your credit reserve. In addition, provide more specific information regarding the factors present that were considered to support the release of credit reserves during the period.

In response to the Staff’s comment, in future filings we will expand our discussion to quantify the anticipated impact to prospective results from credit reserve releases.  In addition we will provide more specific information regarding the factors present that were considered to support the release of credit reserves during the period.   We propose to disclose this information substantially in the format presented below, starting with our interim financial statements filed on Form 10-Q for the second fiscal quarter of 2013, (changes to the discussion included in the relevant section in the Form 10-Q are black lined):

We continue to believe that loss-adjusted returns on Non-Agency MBS represent attractive investment opportunities. The yields on our Non-Agency MBS that were purchased at a discount are generally positively impacted if prepayment rates on these securities exceed our prepayment assumptions.  Home price appreciation is generally continuing due to a ~~A~~ combination of low mortgage rates, ~~rising multifamily rents,~~ limited housing supply, capital flows into own-to-rent foreclosure purchases and demographic-driven U.S. household formation~~, has led to home price appreciation on a nationwide basis~~.  We believe that our $1.265 billion Credit Reserve appropriately factors in remaining uncertainties regarding housing fundamentals and the potential impact on future cash flows.  A combination of both home price appreciation and mortgage amortization ~~has led to a decrease in~~ continues to lower the Loan-to-Value ratio (or LTV) for many of the mortgages underlying our Non-Agency portfolio. We believe that due to underlying mortgage loan amortization and based on regional home price appreciation, the LTV of mortgage loans underlying our Non-Agency MBS has declined from approximately 105% to approximately 90% since January 2012.  Lower LTVs lessen the likelihood of defaults and simultaneously decrease loss severities.  Additionally, current to 60-days delinquent transition rates continue to decline from their 2009 peak.  The Company has also observed faster voluntary prepayment (i.e. prepayment of loans in full with no loss) speeds than originally projected.  Due primarily to these factors, the Company has reduced its estimates of default rates and loss severities. ~~Due to this lower~~ Based on these revised projections, we have reduced estimated future losses within our Non-Agency portfolio.  As a result, during the three months ended June 30, 2013 we transferred $54.8 million to accretable discount from Credit Reserve bringing the total transferred over the last twelve months to $224.3 million.  This increase in accretable discount is expected to prospectively increase~~s~~ the ~~yield~~ interest income from ~~on~~ Non-Agency MBS, in an amount equal to the amount transferred from Credit Reserve.  The impact on interest income ~~and~~ will be realized ~~in income~~ over the remaining life of the assets.  The remaining average contractual life of such assets is approximately 25 years, but based on scheduled loan amortization and prepayments (both voluntary and involuntary), loan balances will decline substantially over time.  Consequently, we believe that the majority of the impact on interest income from the reduction in Credit Reserve will occur over the next ten years.

*              *              *              *              *

In regards to the Form 10-K and the Form 10-Q, the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are hopeful that we have been responsive to the Staff’s comments.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 212-207-6437.

Very truly yours,

/s/ Stephen D. Yarad
Stephen D. Yarad
Chief Financial Officer

cc:	Mr. Harold E. Schwartz, Esq.
Mr. Brian Redington, Partner, KPMG LLP